

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2021

Orrin Shifrin
Executive Vice President, General Counsel, and Secretary
Equity Commonwealth
Two North Riverside Plaza Suite 2100
Chicago, IL 60606

Re: Equity Commonwealth
Registration Statement on Form S-4
Filed on July 2, 2021
File No. 333-257626

Dear Mr. Shifrin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at (202)551-3034 or Pam Howell at (202)551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stuart A. Barr